SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: March 10, 2005	By:	“S.A. FISH” (Signature)

S.A. Fish, Vice President (Name and Title)

	By:	“S.L. COSMESCU” (Signature)

S.L. Cosmescu, Assistant Secretary (Name and Title)

FOR IMMEDIATE RELEASE
THURSDAY, MARCH 10, 2005

Shell Canada announces proposed share split

Calgary, Alberta — Shell Canada Limited today announced plans to implement a three-for-one division, or ‘share split’, of its issued and outstanding common shares. The decision, which has been approved by the Company’s Board of Directors, must be approved by the shareholders at the Company’s annual and special meeting on April 29, 2005. Subject to shareholder approval, the record date will be June 23, 2005.

Since June 1997, when the Company last completed a three-for-one share split, Shell Canada’s share price has risen from around $20 to over $90 in 2005.

“This share split is expected to benefit all shareholders by increasing the number of shares available for trading, and encouraging wider ownership of our shares,” said Clive Mather, President and Chief Executive Officer.

Shell Canada has approximately 275 million common shares outstanding. Shell Investments Limited, a member of the Royal Dutch/Shell Group of Companies, holds approximately 214.4 million shares, or about 78% of those shares.

Shell Canada’s common shares trade on the Toronto Stock Exchange under the symbol SHC.

Investor Inquiries:	Media Inquiries:
Jim Fahner	Jan Rowley
Investor Relations	Public Affairs
(403) 691-2175	(403) 691-3899